LINKTONE ESTABLISHES EXCLUSIVE PARTNERSHIP WITH
MAJOR LEAGUE BASEBALL ADVANCED MEDIA

BEIJING, China, September 21, 2009 – Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment products and services to consumers in China, today announced the establishment of an exclusive multi-year partnership with MLB Advanced Media, L.P. (“MLBAM”), the interactive media and Internet company of Major League Baseball (“MLB”), effective immediately. Under the terms of the agreement, Linktone will become the exclusive licensee of certain MLB-related interactive media rights in China (including Hong Kong and Macau), South Korea, Indonesia and the Philippines.

“As part of Linktone’s ongoing strategy to strengthen our product portfolio that supports expansion into Asian markets, we continue to seek strong partnership opportunities to broaden our product offerings. As such, we are very excited to be partnering with MLBAM,” said Hary Tanoesoedibjo, Chairman and Chief Executive Officer of Linktone. “This partnership will allow us to deliver the excitement of Major League Baseball, highlighted by its great players, especially those from Korea where the sport is very popular, and jewel events such as the upcoming postseason and World Series, to fans in these countries through Internet and mobile platforms.” Mr. Tanoesoedibjo continued, “Linktone’s customized integrated products are scalable and expandable, allowing us to offer a comprehensive a suite of sports related Internet, mobile and broadband games and applications to extend our reach even further into the vast consumer population in Asian countries.”

The terms of the agreement provide that Linktone will have the exclusive rights to host and manage officially-licensed MLB Web sites, via the Internet and wireless platforms, which will be targeted in the appropriate native languages to the countries mentioned above. Each of the licensed MLB Web sites will offer fans a robust online baseball experience that is expected to include live video streaming of MLB games, on-demand archived videos of full-length MLB games, daily video highlights, video highlights packages, subscriptions services, and baseball news and information, such as continuously-updated team and player statistics, scores, standings and game schedules. Linktone will also offer advertising and sponsorship opportunities for these Web sites, as well as the sale of officially licensed MLB merchandise from these Web sites.

“This important partnership with Linktone will help further enhance the globalization of our sport by making interactive Major League Baseball content more readily accessible to fans in China, South Korea, Indonesia and the Philippines on multiple devices in their native languages.” said Kenny Gersh, Senior Vice President, Business Development, MLBAM.

About Linktone Ltd.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China.  Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications.  These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China.  Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

About MLB Advanced Media, L.P.
Established in June 2000 following a unanimous vote by the 30 Major League Baseball club owners to centralize all of Baseball’s Internet operations, MLB Advanced Media, L.P. (“MLBAM”) is the interactive media and internet company of Major League Baseball. MLBAM manages the official league site, http: //www.MLB.com, and each of the 30 individual Club sites to create the most comprehensive Major League Baseball resource on the Internet. MLB.com offers fans the most complete baseball information and interactivity on the web, including up-to-date statistics, game previews and summaries, extensive historical information, online ticket sales, baseball merchandise, authenticated memorabilia and collectibles, fantasy games, live full-game video webcasts and on-demand highlights, live and archived audio broadcasts of every game, Gameday pitch-by-pitch application, around-the-clock hosted and specialty video programming and complete blogging capabilities. MLB.com offers more live events on the Internet than any other website in the world.

FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to uncertainty as to the popularity of the MLB content being licensed by MLBAM or the profitability of the license and partnership arrangements between Linktone and MLBAM; the ability of Linktone to successfully launch and maintain the licensed MLB Web sites in a cost-effective manner or at all;   and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F.  Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations:
Serena Shi, Linktone Ltd., (86) 10-6539-6802, serena.shi@linktone.com
Matthew Gould, MLB Advanced Media, L.P., (212) 485-8959 or (908) 892-3143, matthew.gould@mlb.com